SUB-ITEM 77J: Revaluation of assets or restatement of capital share account
On May 20, 2003, the Fund's Board approved a change to the policy on valuation of investments in Private Funds, as follows:
Investments in Private Funds will be valued at the time of investment at the amount invested in the Private Fund, unless and until Credit Suisse Asset Management, LLC ("CSAM"), the Fund's investment adviser, determines that such value does not represent fair value in which case fair value will be determined. Thereafter, investments in Private Funds held by the Fund are valued at their "fair values" using procedures approved by the Board of Directors. CSAM shall review daily the Fund's fair valued securities.